UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of Issuer:

Fluent Forever Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

April 12, 2018

Physical Address of Issuer:

2045 W Grand Ave, Ste B #36463, Chicago, IL 60612

Website of Issuer:

http://fluent-forever.com

Current Number of Employees:

2

Reason for Termination of Reports:

The Issuer is eligible to terminate its ongoing reporting obligations under Rule 202(b)(2) of Regulation Crowdfunding. The Issuer has filed annual reports for at least the three most recent years in compliance with Rule 202 and has assets that do not exceed $10,000,000 as of the most recent fiscal year-end.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Fluent Forever Inc.

_____

(Issuer)

By:

/s/ William King

(Signature)

William King

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Gabriel Wyner

(Signature)

Gabriel Wyner

(Name)

Director and Executive Chairman

(Title)

May 13, 2025

(Date)

/s/ Michael Savino

(Signature)

Michael Savino

(Name)

Director

(Title)

May 13, 2025

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.